Exhibit 3.1
AMENDMENT TO THE BYLAWS OF SYNOVUS FINANCIAL CORP.
Section 11 of Article III of the Bylaws of Synovus Financial Corp. will be amended and restated in its entirely as follows:
Section 11. Dividends. The Board of Directors may not make a distribution to the shareholders if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights are superior to those receiving the distribution. The effect of the distribution shall be determined as set forth in Section 14-2-640 of the Georgia Business Corporation Code.